# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SolarWinds Corporation, CIK 0001739942
CUSIP: 83417Q204
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 7171 SOUTHWEST PKWY, BLDG. 400, AUSTIN, Texas (TX), 78735
Date of event which requires filing of this statement: 04/16/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-19-037992
Filed by CIK 0001418226

## Reporting persons
- Silver Lake Partners IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Silver Lake Technology Investors IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Silver Lake Technology Associates IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SLTA IV (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SLP Aurora Co-Invest, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SLP Denali Co-Invest GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Silver Lake Technology Associates III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SLTA III (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Silver Lake Group, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SolarWinds Corporation
Address of issuer's principal executive offices: 7171 Southwest Parkway, Building 400, Austin, Texas 78735

## Item 2. Person Filing
Name of person filing:
This Amendment No. 4 to Schedule 13G is being filed jointly by Silver Lake Partners IV, L.P., a Delaware limited partnership ("SLP IV"), Silver Lake Technology Investors IV, L.P., a Delaware limited partnership ("SLTI IV"), Silver Lake Technology Associates IV, L.P., a Delaware limited partnership ("SLTA IV"), SLTA IV (GP), L.L.C., a Delaware limited liability company ("SLTA IV GP"), SLP Aurora Co-Invest, L.P., a Delaware limited partnership ("SLP Aurora"), SLP Denali Co-Invest GP, L.L.C., a Delaware limited liability company ("SLP Denali GP"), Silver Lake Technology Associates III, L.P., a Delaware limited partnership ("SLTA III"), SLTA III (GP), L.L.C., a Delaware limited liability company ("SLTA III GP"), and Silver Lake Group, L.L.C., a Delaware limited liability company ("SLG") (each a "Reporting Person" and, together, the "Reporting Persons"), pursuant to an agreement of joint filing.

The general partner of each of SLP IV and SLTI IV is SLTA IV and the general partner of SLTA IV is SLTA IV GP. The general partner of SLP Aurora is SLP Denali GP, and the managing member of SLP Denali GP is SLTA III. The general partner of SLTA III is SLTA III GP. The managing member of SLTA III GP and SLTA IV GP is SLG.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
Citizenship: See response to Item 4 of each of the cover pages and Item 2(a) above.

## Item 4. Ownership
Amount beneficially owned:
The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G is incorporated by reference in its entirety into this Item 4.

On April 16, 2025, pursuant to the Agreement and Plan of Merger dated as of February 7, 2025, by and among Starlight Parent, LLC ("Parent"), Starlight Merger Sub, Inc. ("Merger Subsidiary"), and the Issuer, Merger Subsidiary merged with and into the Issuer (the "Merger") with the Issuer surviving the Merger as a wholly owned subsidiary of Parent, and at the time of the Merger each issued and outstanding share of the Issuer's Common Stock, par value $0.001 per share (the "Shares"), owned by the Reporting Persons was cancelled and converted into the right to receive $18.50 per Share in cash without interest thereon. As such, as of April 16, 2025, Reporting Persons no longer beneficially own any Shares. This filing represents an exit filing for the Reporting Persons.
Percent of class: See responses to Item 11 on each cover page hereto.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page hereto.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Silver Lake Partners IV, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C. See Exhibit 99.1 (04/17/2025)
- Silver Lake Technology Investors IV, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C. See Exhibit 99.1 (04/17/2025)
- Silver Lake Technology Associates IV, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C. See Exhibit 99.1 (04/17/2025)
- SLTA IV (GP), L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C. See Exhibit 99.1 (04/17/2025)
- SLP Aurora Co-Invest, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C. See Exhibit 99.1 (04/17/2025)
- SLP Denali Co-Invest GP, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C. See Exhibit 99.1 (04/17/2025)
- Silver Lake Technology Associates III, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C. See Exhibit 99.1 (04/17/2025)
- SLTA III (GP), L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C. See Exhibit 99.1 (04/17/2025)
- Silver Lake Group, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Managing Director and General Counsel of Silver Lake Group, L.L.C. See Exhibit 99.1 (04/17/2025)